Exhibit 99.2

Pernod Ricard heureux de conserver l’intégrité des

vins néo-zélandais Montana

Communiqué - Paris, le 19 octobre 2005 –

Pernod Ricard est heureux de conserver l’intégrité de l’activité de vins néo-zélandais Montana à la suite de la décision de Diageo de ne pas exercer son option d’achat.  Celle-ci avait été signée dans le cadre d’un accord d’exclusivité conclu avec Diageo plc en relation avec l’acquisition d’Allied Domecq.

Avec la gamme de vins Montana en forte croissance, Pernod Ricard devient le leader des vins néo-zélandais vendus principalement aux Etats-Unis, au Royaume-Uni, en Australie et en Nouvelle-Zélande.

Déjà implantée en Australie (Jacob’s Creek), en Argentine (Etchart, Graffigna), en Afrique du Sud (Long Mountain), en Espagne (Bodegas y Bebidas) … Pernod Ricard se hisse ainsi au 3ème rang mondial des vins de marque avec 23 millions de caisses* et complète son portefeuille dans les vins du Nouveau Monde.

* Source : IWRS, 2004

Contacts Pernod Ricard

Francisco de la VEGA / Directeur de la Communication	Tel : +33 (0)1 41 00 40 96
Patrick de BORREDON / Directeur des Relations Investisseurs	Tel : +33 (0)1 41 00 41 71
Florence TARON / Responsable des Relations Presse	Tel : +33 (0)1 41 00 40 88

Pour plus d’informations sur Pernod Ricard, vous pouvez consulter notre site Internet : www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE
290 383 913 €
TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943